Exhibit 99.1

Hepsiburada Announces Third Quarter 2022 Financial Results

ISTANBUL, December 6, 2022 - D-MARKET Electronic Services & Trading (d/b/a "Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announces its unaudited financial results for the third quarter ended September 30, 2022.

Restatement of financial information: Pursuant to the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. Turkish companies reporting under IFRS, including the Company, have been required to apply IAS 29 to their financial statements for periods ending on and after June 30, 2022.

The Company’s financial statements as of September 30, 2022, including figures corresponding to the same period of the prior year, have been restated pursuant to IAS 29. Under IAS 29, the Company’s financial statements are presented in terms of the measuring unit current as of September 30, 2022. All the amounts included in the balance sheet which are not stated in terms of the measuring unit current as of the date that the financial statements are restated applying the general price index. Adjustments for inflation have been calculated considering the price indexes published by the Turkish Statistical Institute (TurkStat). Such indices used to restate the financial statements at 30 September are as follows:

Date	Index	Conversion Factor
30 September 2022	1046.9	1.00
30 June 2022	977.9	1.07
31 March 2022	843.6	1.24
31 December 2021	687.0	1.52
30 September 2021	570.7	1.83
30 June 2021	547.5	1.91
31 March 2021	523.5	2.00

In order to ease the understanding of the restated financial statements in accordance with IAS 29, unadjusted figures, denoted as “on an unadjusted for inflation basis” or “unadjusted for inflation”, are also included in the summary tables of the consolidated financial statements and under the “Highlights” section and explanatory notes as relevant. The press release also includes tables that show the IAS29 impact on consolidated financial statements for the periods under discussion.

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Third Quarter 2022 Financial and Operational Highlights

(All financial figures are restated pursuant to IAS 29 unless otherwise indicated)

●	Gross merchandise value (GMV) decreased by 8.5% to TRY 11.0 billion compared to Q3 2021.

o	Unadjusted for inflation, GMV grew by 66.0% compared to Q3 2021, reaching TRY 10.7 billion.

●	Revenue increased 6.9% to TRY 3,281.2 million compared to Q3 2021.

●	Number of orders increased 26.0% to 17.4 million compared to 13.8 million orders delivered in Q3 2021.

●	Active Customers increased 11.0% to 11.8 million from 10.7 million in Q3 2021.

●	Frequency increased 21.4% to 5.4 from 4.4 in Q3 2021.

●	Active Merchant base increased 41.5% to 94.3 thousand from around 66.6 thousand in Q3 2021.

●	Number of SKUs reached 145.0 million as of September 30, 2022 compared to 76.9 million at September 30, 2021, marking 89% year-over-year growth.

●	Share of Marketplace GMV was 68.2% compared to 69.7% in Q3 2021.

●	EBITDA improved to negative TRY 638.1 million in Q3 2022 compared to negative TRY 1,245.3 million in Q3 2021. EBITDA as a percentage of GMV improved 4.6 percentage points to negative 5.8% in Q3 2022 compared to Q3 2021 while improving 0.4 percentage points compared to Q2 2022.

o	Unadjusted for inflation, EBITDA as a percentage of GMV in Q3 2022 was negative 4.2%, continuing its improvement by 6.0 percentage points compared to Q3 2021.

●	Net loss for Q3 2022 was TRY 571.5 million compared to a net loss of TRY 1,511.2 million for Q3 2021.

●	Free cash flow was a positive TRY 331.1 million compared to negative TRY 1,290.3 million in Q3 2021.

Commenting on the results, Mr. Emirdag, CEO of Hepsiburada said:

“We continued to make progress on our path to profitability despite the macroeconomic challenges during the third quarter. On the back of a 6.9% revenue increase in the third quarter on an adjusted for inflation basis, we delivered a gross contribution margin of 8.4%, an increase of 4.5 percentage points compared to the same period last year and continued to deliver positive free cash flow. This was made possible through our commitment to continuously optimizing the end-to-end customer experience and expanding our selection and merchant base while making smart use of data science capabilities, and maintaining a disciplined approach to cash and cost management.

Driven by growth in both order frequency and active customer growth, total number of orders grew 26% compared to the same quarter last year. Recent government data signaled early signs of recovery in the consumer confidence index during the third quarter which may have impacted our order growth performance.

We continued making progress in our strategic fintech business. Hepsipay is focused on developing new features to enrich the shopping experience with improved customer verification and e-wallet capabilities. Having recorded 9.2 million wallet users by the end of the third quarter, HepsiPay Wallet marked the milestone of 10 million wallet users in November.

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Having recorded 66% GMV growth (unadjusted for inflation) in the first nine months compared to the same period of last year and considering the performance in our growth drivers, we are raising our full year guidance for GMV growth by 10 percentage points to around 70% on an unadjusted for inflation basis. In line with our path to profitability focus, we expect to deliver this GMV growth while maintaining our guidance on EBITDA as a percentage of GMV within a range of negative 3.0% to negative 2.5% for the full year 2022.

On a personal note, as I prepare to transition to a new role, I would like to express my gratitude to the fantastic team at Hepsiburada, our customers and business partners, the investor community and to the rest of the Hepsiburada community. It has truly been an amazing journey working with our founder, board of directors, the executive suite and the wider team to serve our customers and business partners. Together, we have developed an integrated technology ecosystem with strong capabilities not just in e-commerce but also in fintech, logistics, advertising, cross-border operations and more. I believe that Company is well positioned to create long-term value moving forward and our new CEO, Nilhan Onal, who joins the Company on January 1, 2023, will lead Hepsiburada into the next phase of its journey while maintaining our progress on our path to profitability.”

Summary: Key Operational and Financial Metrics

The following table sets forth a summary of the key unaudited operating and unaudited financial data for the three months ended September 30, 2022 and September 30, 2021 and nine months results for the year 2022 and 2021 prepared in accordance with IFRS. Unless indicated otherwise, all financial figures in the tables provided are inflation adjusted (in accordance with IAS 29).

(in TRY million	Three months ended Sep 30,				Nine months ended Sep 30,
unless otherwise indicated)	2022	2021	y/y %		2022	2021	y/y %
GMV (TRY in billions)	11.0	12.0	(8.5)%		32.1	32.4	(1.2)%
Marketplace GMV (TRY in billions)	7.5	8.4	(10.5)%		21.1	22.5	(6.0)%
Share of Marketplace GMV (%)	68.2%	69.7%	(1.5	)pp	65.9%	69.3%	(3.4	)pp
Number of orders (millions)	17.4	13.8	26.0%		46.5	36.1	28.9%
Active Customer (millions)	11.8	10.7	11.0%		11.8	10.7	11.0%
Revenue	3,281.2	3,070.8	6.9%		9,772.8	9,278.7	5.3%
Gross contribution	915.4	466.2	96.4%		1,828.3	2,162.7	(15.5)%
Gross contribution margin (%)	8.4%	3.9%	4.5	pp	5.7%	6.7%	(1.0	)pp
Net loss for the period	(571.5)	(1,511.2)	(62.2)%		(2,183.6)	(2,421.1)	(9.8)%
EBITDA	(638.1)	(1,245.3)	(48.8)%		(2,169.2)	(1,926.0)	12.6%
EBITDA as a percentage of GMV (%)	(5.8)%	(10.4)%	4.6	pp	(6.8)%	(5.9)%	(0.8	)pp
Net cash provided by/(used in) operating activities	541.6	(1,185.8)	n.m		(801.8)	47.9	n.m
Free Cash Flow	331.1	(1,290.3)	n.m		(1,368.9)	(209.8)	n.m

Note: The abbreviation “n.m.” stands for not meaningful throughout the press release.

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								Unadjusted for inflation[2]
	Three months ended,							Three months ended,
(in TRY million unless otherwise indicated)	Sep 30, 2022	June 30, 2022	Sep 30, 2021	y/y%		q/q %		Sep 30, 2022	June 30, 2022	Sep 30, 2021	y/y%		q/q %
GMV (TRY in billions)	11.0	10.3	12.0	(8.5)%		6.7%		10.7	9.2	6.5	66.0%		16.4%
Marketplace GMV (TRY in billions)	7.5	6.6	8.4	(10.5)%		13.7%		7.3	5.9	4.5	62.3%		24.0%
Share of Marketplace GMV (%)	68.2%	64.0%	69.7%	(1.5	)pp	4.2	pp	68.2%	64.0%	69.7%	(1.5	)pp	4.2	pp
Number of orders (millions)	17.4	14.1	13.8	26.0%		22.8%		17.4	14.1	13.8	26.0%		22.8%
Active Customer (millions)	11.8	11.7	10.7	11.0%		1.4%		11.8	11.7	10.7	11.0%		1.4%
Revenue	3,281.2	3,195.9	3,070.8	6.9%		3.0%		3,206.0	2,861.6	1,658.3	93.3%		12.0%
Gross Contribution	915.4	508.6	466.2	96.4%		80.0%		1,055.0	765.5	280.1	276.8%		37.8%
Gross contribution margin (%)	8.4%	5.0%	3.9%	4.5	pp	3.4	pp	9.8%	8.3%	4.3%	5.5	pp	1.5	pp
Net loss for the period	(571.5)	(606.2)	(1,511.2)	(62.2)%		(5.7)%		(415.8)	(215.5)	(778.4)	(46.6)%		92.9%
EBITDA[1]	(638.1)	(635.7)	(1,245.3)	(48.8)%		0.4%		(450.7)	(246.2)	(659.4)	(31.7)%		83.1%
EBITDA as a percentage of GMV (%)	(5.8)%	(6.2)%	(10.4)%	4.6	pp	0.4	pp	(4.2)%	(2.7)%	(10.2)%	6.0	pp	(1.5	)pp
Net cash provided by/(used in) operating activities	541.6	441.5	(1,185.8)	n.m		22.7%		548.2	247.4	(582.4)	n.m.		121.6%
Free Cash Flow[1]	331.1	214.4	(1,290.3)	n.m		54.4%		335.8	86.1	(639.0)	n.m.		290.1%

1: In addition to the reconciliation provided here, please also refer to “Presentation of Financial and Other Information—Use of Non-IFRS Financial Measures” in the Company’s press release furnished to the U.S. Securities and Exchange Commission on Form 6-K on September 28, 2022 for the reconciliation of EBITDA and Free Cash Flow for fiscal Q2 2022.

2: The difference between unadjusted and adjusted figures on each statement of comprehensive loss and statement of cash flow line item as well as the non-IFRS measures in the table are reflective of the restatement of such figures in accordance with IAS29. See “Hepsiburada Financial Review --Restatement of financial information” below for additional information on such adjustments and “Breakdown of The Comparative Figures Restated by Inflation” below for further details.

Note that EBITDA and free cash flow are non-IFRS financial measures. See “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the most directly comparable IFRS measures. See the definitions of metrics such as GMV, Marketplace GMV, share of Marketplace GMV, gross contribution, gross contribution margin, EBITDA as a percentage of GMV and number of orders and active customer in the “Certain Definitions” section of this press release.

Financial Outlook

The below forward-looking statements reflect Hepsiburada’s expectations as of December 6, 2022, considering trends year to date which could be subject to change, and involve inherent risks which we are not able to control or foresee. The financial outlook is based on management’s current views and estimates with respect to existing market conditions. However, there are several uncertainties including geopolitical headwinds in the region, the inflationary environment both in Türkiye and global markets, local currency volatility, low consumer confidence, pressure on purchasing power, disruption risks in the supply chains, new regulations and evolving competitive landscape. Management’s views and estimates are subject to change without notice. See also the “Forward Looking Statements” section at the end of this press release.

Considering our performance in the first nine months of 2022 and the performance in our growth drivers, we are, once again, raising our GMV growth guidance from around 60% to around 70% for the full year 2022 compared to 2021 (on an unadjusted for inflation basis). Achieving profitability through disciplined cash and cost management remains a high priority. We continue to have the liquidity to fund our operations and our prior EBITDA as a percentage of GMV guidance within a range of negative 3.0% to negative 2.5% for the full year 2022 (on an unadjusted for inflation basis) remains unchanged.

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Key Development on Legal Proceedings

The Company reached an agreement by signing a binding term sheet to settle both of the existing putative class action lawsuits filed in the Supreme Court of the State of New York in the United States and the United States District Court for the Southern District of New York against the Company, its board members at the time of the initial public offering (“IPO”), certain members of the Company’s senior management, the underwriters of the IPO and TurkCommerce B.V. as the selling shareholder (the “Settlement”).

Under the terms of the Settlement set forth in the binding term sheet signed on December 2, 2022, Hepsiburada agreed to pay $13.9 million to resolve both lawsuits in their entirety. The payment will be made into a Settlement fund by the Company. The Company anticipates that the Settlement will provide a full release of claims against all defendants, including the Company, its board members at the time of the IPO, certain members of the Company’s senior management, the underwriters of the IPO and TurkCommerce B.V., and contain no admission of liability, wrongdoing or responsibility by any of the defendants. TurkCommerce B.V., currently a holder of the Company’s Class B Ordinary Shares, is expected to contribute $3,975,000 towards the Settlement amount.

The Settlement remains subject to approval and/or entry of judgment by the respective courts, the finalization of which could take several months. There can be no assurance that the Settlement will be approved by either court.

As of Q3 2022, the Company booked for the Settlement provision expense at the amount of TRY 257.9 million (Turkish Lira equivalent of $13.9 million).

Key Business Developments

GMV and Order Growth

Our Q3 2022 GMV grew by 66.0% and reached TRY 10.7 billion compared to the same period of last year on an unadjusted for inflation basis. In the first nine months of 2022, GMV grew by 67.9% on an unadjusted for inflation basis from TRY 16.8 billion in the first nine months of 2021 to TRY 28.2 billion. Accordingly, adjusted for inflation (as explained under “Restatement of Financial Information” above), our GMV declined by 8.5% in Q3 2022 compared to the same period of last year. In the first nine months of 2022, adjusted for inflation, GMV growth was nearly flat at negative 1.2%, corresponding to TRY32.1 billion compared to TRY32.4 billion of the first nine months of 2021.

For Hepsiburada, GMV growth is a function of the growth in number of orders and average order value. We achieved continued order growth during the third quarter at 26%, contributing to 29% growth in the first nine months of 2022 compared to the same period in 2021. The order growth came through a solid Active Customer base and the continued rise in order frequency. Our Active Customer base increased by 11% to 11.8 million in Q3 2022 from 10.7 million in Q3 2021 while the order frequency grew by 21% to 5.4 in Q3 2022 from 4.4 in Q3 2021. Continued momentum in key growth drivers was attributable to few factors including our hybrid 1P-3P business model, attractive value propositions and expansion in selection. Additionally, we have improved the effectiveness of our marketing through the use of data-driven marketing tools, a sharpened focus on retention and engagement with accuracy in acquisition. We have also developed gamification tools such as sweepstakes, which encourage interaction with our customer segment.

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As we have previously disclosed, the change in average order value and the inflation rate are not fully correlated. Generally, the pass-through effect of inflation is more evident in categories such as grocery, food and fast-moving consumer goods (FMCG) which form a limited portion of our GMV. Also, other factors such as inventory carryover and competitive market dynamics might affect the selling prices in certain categories. Moreover, on the consumer front, pressure on consumer spending has caused tendency for substitution of products with more affordable alternatives (i.e. towards lower-priced brands, regardless of whether sales are of essentials or non-essentials) and partial holdback in purchase decisions for certain categories. These dynamics continued during the third quarter of the year.

Marketplace

Our active merchant base increased by 42% to 94.3 thousand in Q3 2022 from 66.6 thousand in Q3 2021, driven mainly by our comprehensive merchant value proposition and progress in enhancing merchant experience. Our merchant app, Hepsiburada’s “My Business Partner” was relaunched in September, which includes self-service monitoring and campaign management tools, tutorials and an array of services with attractive rates. Our merchants effectively self-manage their listings on our platform with “My Business Partner”. In October we held “Hepsiburada merchant summits” in three large cities to showcase our suite of value-added services for our merchants which also served to bolster our relationship prior to peak shopping season.

We have strengthened our product offerings with the number of SKUs increasing by 89% to 145.0 million as of September 30, 2022 from 76.9 million as of September 30, 2021. As of September 30, 2022, the number of active SKUs through our cross-border operations on our platform has reached 5.3 million with over 3.3 thousand participating merchants.

In the third quarter, the Marketplace (3P) - Direct Sales (1P) GMV split was 68%:32% compared to 70%:30% in the third quarter of 2021 and 64%:36% in the second quarter of 2022. The dynamic 3P:1P split is an outcome of our flexible hybrid model and may fluctuate from one quarter to another due to several factors including but not limited to macroeconomic environment, customer behavior, campaign calendar and inventory dynamics during the quarter.

Customer Experience

Based on results of market research conducted by FutureBright (a local research company) for Hepsiburada, we continued our Net Promoter Score (“NPS”) leadership in the Turkish e-commerce market with an NPS of 75 in Q3 2022. We believe our services, which we design to provide “peace of mind” experience to our customers during their shopping journey, were instrumental in customer appreciation and trust.

Our monthly paid subscription service, Hepsiburada Premium was launched in July, replacing our earlier loyalty program (Loyalty Club). As of the end of November, Hepsiburada Premium members exceeded 500 thousand. Hepsiburada Premium members have access to a wide range of benefits that include free delivery and cashback subject to certain conditions and free access to an on-demand streaming service among others. We value this program given the higher engagement and order frequency by its members.

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Meanwhile, on the delivery of oversized products, HepsiJet XL contributed to Hepsiburada’s customer experience through high quality and reliable service which is evidenced by approximately 99% satisfaction score in the third quarter according to our internal reporting (Q2 2022: approximately 99%).

Logistics Network

Our last-mile delivery service, HepsiJet delivered around 62% of total Marketplace parcels in the third quarter, compared to 53% a year ago and 57% a quarter ago. HepsiJet delivered 84% of the orders from direct sales (1P) by the next day in the third quarter, up from 83% in the previous quarter by one percent. HepsiJet delivered parcels through wide distribution network across Türkiye with nearly 2,000 carriers.

Regarding the delivery of oversized products, having completed its all 81 city coverage in the first quarter of this year to deliver oversized cargo across the country, HepsiJet XL delivered nearly 73% of such oversized parcels in our 1P operations in Q3 2022.

Meanwhile, HepsiLojistik, our fulfillment-as-a-service business, continued to scale its operations by adding 138 clients to its portfolio during the quarter. In total, HepsiLojistik provided fulfillment services to 651 clients as at the end of Q3 2022.

Financial Services

Hepsiburada offers its customers the opportunity to meet their needs with innovative payment solutions and services such as one-click check-out, instant returns to wallet, multi-credit card payment, payment in installments, instant customer loans, store credit such as buy-now-pay-later (“BNPL”) and charge to billing ability with a telco partner.

Hepsiburada’s wallet and payment gateway solution, Hepsipay, since its debut in June 2021, has continued its rapid penetration within Hepsiburada platform consistently, recording 9.2 million Hepsipay wallet customers (represents those users who have opened their wallet account by giving required consent to Hepsipay) as of the end of Q3 2022. In the third quarter, around 44% of total GMV passed through Hepsipay wallet, compared to 39% in the second quarter of 2022.

In November, Hepsipay marked a milestone by reaching 10 million users. Furthermore, Hepsipay announced new added features, enriching the shopping experience with improved customer verification and e-wallet capabilities. In addition to the existing ability to transfer money from credit or debit cards, Hepsipay users may now also top up their e-wallets by transfers from their bank accounts without needing to use a card.

Our BNPL solution was used by over 115 thousand customers as of the end of Q3 2022 since its launch in January 2022. Using the BNPL feature, customers are able to make their payment in up to 12 installments (which comes with service fee charge at different rates on the basis of number of installments), and combine their BNPL limit with other forms of payments to increase the affordability of goods. We continue to diligently manage credit risks, while maintaining our focus on growth optimization.

We are determined to continue to expand our payments and affordability solutions under our long-term goal of becoming a leading Fintech player across online and offline channels in Türkiye.

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Other Strategic Assets

Our adtech solutions under HepsiAd that include search ads, display ads and sponsored ads were used by more than 10 thousand merchants in Q3 2022 in line with the previous quarter. HepsiAd continued its focus on enriching product capabilities.

In international operations, we have continued to serve the Azerbaijan market. During the quarter, while we increased our selection from international merchants on Hepsiburada Marketplace, we also expanded our Türkiye based merchants to establish stronger cross-border sales on HepsiGlobal Marketplace in the long-term. HepsiGlobal continued its focus on testing and optimizing the playbook for cross-border execution.

Hepsiburada Market continued to expand its ecosystem throughout the quarter and reached 126 retailers to offer on-demand delivery service for groceries, water and flowers, up from 105 retailers a quarter ago. Hepsiburada Market’s perfect order ratio performance (measured as the number of orders from groceries vertical delivered on time, in full and with no return request to the total number of orders from groceries vertical) was 82% in the third quarter of 2022, up by 3 percentage points compared to the second quarter of 2022. Hepsiburada Market continued its focus on enhancing unit economics and customer experience with its new operating model that aims to serve as a location-aware marketplace platform for on-demand grocery services with minimal operational involvement.

Our flight tickets service, Hepsiburada Seyahat with its asset-light business model continued to expand its product portfolio, enabling sales of roughly 29 thousand tickets in Q3 2022 from 9 thousand during the same period last year. Hepsiburada Seyahat maintained its focus on unlocking synergies in traffic and customer engagement for Hepsiburada’s wider scale of operations over time.

We will continue to diligently operate our strategic assets to help fuel further monetization and growth for the overall ecosystem with focus on disciplined cost and cash management.

ESG Actions

As a signatory to the United Nations Global Compact and the United Nations Women’s Empowerment Principles, Hepsiburada publicly pledges its commitment to these principles. As such, we have continued corporate social responsibility programs in cooperation with Türkiye's leading NGOs focusing on children and youth, women, and animal welfare. Hepsiburada’s "A Smile is Enough" initiative has continued to reach out to children in need by supplying them with toys, books or stationery and other much needed goods. In Q3, an additional two thousand children were reached via this initiative, reaching a total of 32 thousand children.

Our Technology Empowerment for Women Entrepreneurs (TEWE) program, launched in 2017 to support the development of women’s role in the Turkish digital economy, has reached an additional two thousand women, supporting a total of approximately 38 thousand women entrepreneurs who have benefited from this program. The TEWE supports participant merchants a range of incentives such as, (i) free online trainings, (ii) free studio shoots for marketing materials, and (iii) discounted rates, digital advertisement support and banner placement on our platform. In addition, with the aim of enhancing the financial literacy of women, Hepsiburada has continued its financial education program, reaching 300 women, in cooperation with Türk Ekonomi Bankası (TEB). The financial literacy program will continue in 2023.

Our efforts to set and integrate sustainability goals within our business processes has continued in the third quarter, with the purpose of creating, monitoring and reporting performance indicators regularly in the upcoming periods.

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Hepsiburada Financial Review

Restatement of financial information: Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a hyperinflationary economy is reported in terms of the measuring unit current as of the reporting date of the financial statements. All amounts included in the balance sheet which are not stated in terms of the measuring unit current as of the date of the financial statements is restated applying the general price index. In summary:

(i)	Non-monetary items are restated from the date of acquisition to the end of the reporting period.

(ii)	Monetary items that are already expressed in terms of the monetary unit current at the end of the reporting period are not restated.

(iii)	Comparative periods are stated in terms of measuring unit current at the end of the reporting period.

(iv)	All items in the statement of comprehensive loss are stated in terms of the measuring unit current as of the date of the financial statements, applying the relevant (monthly) conversion factors.

(v)	The gain or loss on the net monetary position is included in the statement of comprehensive loss and separately disclosed.

Note: All financial figures in the tables provided are expressed in terms of the purchasing power of the Turkish Lira at September 30, 2022 (in accordance with IAS 29) unless otherwise indicated.

(in TRY million	Three months ended Sep 30,				Nine months ended Sep 30,
unless otherwise indicated)	2022	2021	y/y %		2022	2021	y/y %
GMV (TRY in billions)	11.0	12.0	(8.5)%		32.1	32.4	(1.2)%
Marketplace GMV (TRY in billions)	7.5	8.4	(10.5)%		21.1	22.5	(6.0)%
Share of Marketplace GMV (%)	68.2%	69.7%	(1.5	)pp	65.9%	69.3%	(3.4	)pp
Revenue	3,281.2	3,070.8	6.9%		9,772.8	9,278.7	5.3%
Gross contribution	915.4	466.2	96.4%		1,828.3	2,162.7	(15.5)%
Gross contribution margin (%)	8.4%	3.9%	4.5	pp	5.7%	6.7%	(1.0	)pp
Net loss for the period	(571.5)	(1,511.2)	(62.2)%		(2,183.6)	(2,421.1)	(9.8)%
EBITDA	(638.1)	(1,245.3)	(48.8)%		(2,169.2)	(1,926.0)	12.6%
EBITDA as a percentage of GMV (%)	(5.8)%	(10.4)%	4.6	pp	(6.8)%	(5.9)%	(0.8	)pp
Net cash provided by/(used in) operating activities	541.6	(1,185.8)	n.m		(801.8)	47.9	n.m
Free Cash Flow	331.1	(1,290.3)	n.m		(1,368.9)	(209.8)	n.m

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Revenue

	Three months ended Sep 30,			Nine months ended Sep 30,
(in TRY million)	2022	2021	y/y %	2022	2021	y/y %
Sale of goods[1] (1P)	2,443.5	2,637.7	(7.4)%	7,669.7	7,436.5	3.1%
Marketplace revenue[2] (3P)	406.1	69.0	488.6%	1,048.6	751.7	39.5%
Delivery service revenue	352.9	321.7	9.7%	895.2	1,006.1	(11.0)%
Other	78.7	42.4	85.6%	159.3	84.3	88.9%
Revenue	3,281.2	3,070.8	6.9%	9,772.8	9,278.7	5.3%

1: In 1P direct sales model, we act as a principal and initially recognize revenue from the sales of goods on a gross basis at the time of delivery of the goods to our customers.

2: In the 3P marketplace model, revenues are recorded on a net basis, mainly consisting of marketplace commission, transaction fees and other contractual charges to the merchants.

On an inflation adjusted basis, revenue increased by 6.9% to TRY 3,281.2 million in Q3 2022 compared to the third quarter of last year. This was mainly due to 488.6% increase in Marketplace revenue (3P), comprising 12.4% of total revenue, 9.7% increase in our delivery service revenue comprising 10.8% of total revenue. Our 1P revenue (direct sales), comprising 74.5% of total revenue declined by 7.4% compared to the third quarter of last year. Meanwhile, other revenue which mainly consist of HepsiAd (our advertising platform) and HepsiLojistik (our fulfillment services provider) revenue streams grew by 85.6%.

While the GMV on an inflation adjusted basis declined by 8.5%, the 6.9% revenue growth during this period was mainly due to our strategic decision to focus on improving profitability. Accordingly; we have been cutting back on customer discounts (which are deducted from the 1P and 3P revenues) starting from Q4 2021 onwards. Meanwhile, the 7.4% decline in our 1P revenue is mainly due to i) customer tendency for substitution with more affordable alternatives and ii) 2 percentage points increase in share of the non-electronics category’s contribution to GMV compared to the same period of last year. These reasons coupled with sellers’ decisions on the extent that the inflation is reflected in their prices also impacted the 3P revenue growth in Q3 2022.

The 9.7% increase in delivery service revenue compared to the third quarter of last year was mainly due to annual rise in unit delivery service charges, first in January and then in July.

Gross Contribution

	Three months ended Sep 30,				Nine months ended Sep 30,
(in TRY million unless indicated otherwise)	2022	2021	y/y %		2022	2021	y/y %
Revenue	3,281.2	3,070.8	6.9%		9,772.8	9,278.7	5.3%
Cost of inventory sold	(2,365.8)	(2,604.6)	(9.2)%		(7,944.5)	(7,115.9)	11.6%
Gross Contribution	915.4	466.2	96.4%		1,828.3	2,162.7	(15.5)%
Gross contribution margin (% of GMV)	8.4%	3.9%	4.5	pp	5.7%	6.7%	(1.0	)pp

10

On an inflation adjusted basis, gross contribution margin improved by 4.5 percentage points (pp) from 3.9% in Q3 2021 to 8.4% in Q3 2022. This was mainly attributable to i) the 3.1pp increase in 3P margin and 0.4pp increase in 1P margin as a result of cutback on customer discounts against the increase in inflation impact on cost of inventory sold coupled with higher inventory turnover days in Q3 2022 compared to Q3 2021 and ii) 0.5pp increase in delivery service revenue as discussed under “Revenue” section.

Compared to Q2 2022, our gross contribution margin considerably improved by 3.4pp, mainly due to focused inventory management as well as slow-down in monthly inflation rates.

Below table shows the monthly inflation rates in the first nine months of 2021 and 2022.

Consumer inflation Monthly (2003=100)	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
2022	11%	5%	5%	7%	3%	5%	2%	1%	3%
2021	2%	1%	1%	2%	1%	2%	2%	1%	1%

Source: Data as announced by TurkStat

Operating Expenses:

The table below shows our operating expenses for the three months and nine months ended September 30, 2022 and 2021 in absolute terms and as a percentage of GMV:

	Three months ended Sep 30,				Nine months ended Sep 30,
(in TRY million unless indicated otherwise)	2022	2021	y/y%		2022	2021	y/y%
Cost of inventory sold	(2,365.8)	(2,604.6)	(9.2)%		(7,944.5)	(7,115.9)	11.6%
% of GMV	(21.6)%	(21.7)%	0.2	pp	(24.8)%	(21.9)%	(2.8	)pp
Shipping and packaging expenses	(336.9)	(447.6)	(24.7)%		(1,020.3)	(1,226.1)	(16.8)%
% of GMV	(3.1)%	(3.7)%	0.7	pp	(3.2)%	(3.8)%	0.6	pp
Payroll and outsource staff expenses	(415.7)	(329.3)	26.2%		(1,129.3)	(1,030.0)	9.6%
% of GMV	(3.8)%	(2.7)%	(1.0	)pp	(3.5)%	(3.2)%	(0.3	)pp
Advertising expenses	(366.0)	(850.0)	(56.9)%		(1,161.6)	(1,598.9)	(27.4)%
% of GMV	(3.3)%	(7.1)%	3.8	pp	(3.6)%	(4.9)%	1.3	pp
Technology expenses	(44.7)	(24.6)	81.7%		(124.7)	(79.2)	57.4%
% of GMV	(0.4)%	(0.2)%	(0.2	)pp	(0.4)%	(0.2)%	(0.1	)pp
Depreciation and amortization	(99.1)	(93.5)	6.0%		(310.0)	(248.7)	24.6%
% of GMV	(0.9)%	(0.8)%	(0.1	)pp	(1.0)%	(0.8)%	(0.2	)pp
Other operating expenses, net	(390.1)	(59.9)	551.3%		(561.6)	(154.5)	263.5%
% of GMV	(3.6)%	(0.5)%	(3.1	)pp	(1.8)%	(0.5)%	(1.3	)pp
Net operating expenses	(4,018.3)	(4,409.5)	(8.9)%		(12,252.1)	(11,453.3)	6.3%
Net operating expenses as a % of GMV	(36.7)%	(36.8)%	0.1	pp	(38.2)%	(35.3)%	(2.9	)pp

Net operating expenses decreased by 8.9% to TRY 4,018.3 million in Q3 2022 compared to the third quarter of last year. As a percentage of GMV, our net operating expenses declined 0.1 percentage points (pp) mainly due to 3.8pp decrease in advertising expenses and 0.7pp decrease in shipping and packaging expenses, as a percentage of GMV partially offset by 1.0pp rise in payroll and outsource staff expenses as a percentage of GMV and 3.1pp rise in other operating expenses, net.

11

The 3.8pp decline in advertising expenses as a percentage of GMV was as a result of enhanced marketing efficiency with sharpened focus on retention and engagement across the customer lifecycle. Our segment-based acquisition strategy, marketing channel optimization through further investing into cost effective channels such as social commerce, as well as category specific optimizations supported the efficiency in overall marketing spending.

The 0.7pp decline in shipping and packaging expenses as a percentage of GMV, which is through a 22.7% decline in absolute terms, was on the back of a decline in shipping expenses of our Hepsiburada Market (on-demand delivery service for grocery, water and flower) business which had significantly ramped up in Q3 2021. Starting from early this year, Hepsiburada Market’s operating model has been pivoted to continue with minimal operational involvement and accordingly, reduce dependency on owned delivery resources. In addition, as the share of our own last-mile delivery service (Hepsijet) in total delivery volume increased, the growth of shipping and packaging expenses was slower compared to Q3 2021.

The 1.0pp rise in payroll and outsource staff expenses as a percentage of GMV was due to the increase in the number of employees in Q3 2022 compared to Q3 2021, along with the impact of annual and mid-year salary rise. The share based payment expenses in Q3 2022 (covering the provision for equity settled part which includes the vesting condition based plan and the performance target-based plan) was TRY 37.7 million compared to TRY 101.1 million in Q3 2021 (covering the provision for cash and equity settled part which includes the vesting condition based plan).

The 3.1pp rise in other operating expenses, net as a percentage of GMV was mainly due to the litigation provision relating to the settlement amounting to TRY 257.9 million as further disclosed in our Form 6-K filed with the SEC on December 5, 2022 and discussed under ‘Key Development on Legal Proceedings’.

Financial Income

	Three months ended Sep 30,			Nine months ended Sep 30,
(in TRY million)	2022	2021	y/y %	2022	2021	y/y %
Foreign currency exchange gains	363.2	133.1	172.9%	1,370.6	256.7	433.9%
Interest income on time deposits	31.1	21.1	47.0%	74.2	49.1	50.9%
Interest income on credit sales	29.0	11.2	158.0%	72.6	48.5	49.6%
Interest income on financial instruments	9.0	-	n.m.	29.1	-	n.m.
Net fair value gains on financial assets at fair value	6.8	-	n.m.	25.1	-	n.m.
Other	11.6	0.4	n.m.	12.6	0.4	n.m.
Financial income	450.7	165.8	171.8%	1,584.0	354.8	346.5%

Our financial income increased by TRY 284.9 million to TRY 450.7 million compared to the third quarter of last year. This was mainly driven by a TRY 230.1 million increase in foreign currency exchange gains from our U.S. dollar denominated bank deposits and financial investments due to the 109.8% appreciation of the U.S. dollar against the Turkish Lira on average in Q3 2022, as compared to Q3 2021. The U.S dollar rates were volatile during Q3 2022 compared to Q3 2021, therefore the change in foreign currency exchange gains is higher than the change in U.S. dollar rates.

12

Financial Expenses

	Three months ended Sep 30,			Nine months ended Sep 30,
(in TRY million)	2022	2021	y/y %	2022	2021	y/y%
Commission expenses due to early collection of credit card receivables	(168.0)	(225.8)	(25.6)%	(489.2)	(559.4)	(12.5)%
Foreign currency exchange losses	(96.0)	(23.6)	307.7%	(399.2)	(144.9)	175.5%
Interest expenses on bank borrowings and lease liabilities	(15.3)	(36.5)	(58.0)%	(75.7)	(137.2)	(44.8)%
Interest expenses on purchases	(25.3)	(39.2)	(35.4)%	(114.8)	(88.1)	30.4%
Net fair value losses on financial assets	-	-	-	(71.5)	-	n.m.
Other	(0.5)	(0.2)	150.0%	(1.0)	(0.6)	68.6%
Financial expenses	(305.1)	(325.3)	(6.2)%	(1,151.4)	(930.1)	23.8%

Our financial expenses decreased by TRY 20.2 million to TRY 305.1 million compared to the third quarter of last year, primarily attributable to a TRY 57.8 million decrease in commission expenses related to early collection of credit card receivables as a result of changes to our free-of-charge credit card installment offers. Meanwhile, we recorded TRY 72.4 million increase in foreign currency exchange losses from our U.S dollar denominated trade payables due to the 109.8% appreciation of the U.S. dollar against the Turkish Lira on average in Q3 2022 as compared to Q3 2021. The U.S dollar rates were volatile during Q3 2022 compared to Q3 2021, therefore the change in foreign currency exchange losses is higher than the change in U.S. dollar rates.

Net Loss for the Period

Net loss in Q3 2022 was TRY 571.5 million compared to net loss of TRY 1,511.2 million in Q3 2021. The TRY 939.8 million decrease in net loss was a result of the factors mentioned above as well as a TRY 33.1 million decrease in monetary loss and TRY 267.2 million rise in net foreign exchange gains from our U.S. dollar denominated bank deposits and financial investments against foreign exchange denominated trade payables.

Net loss in Q3 2022 included the litigation settlement provision expense amounting to TRY 257.9 million (as discussed under ‘Key Development on Legal Proceedings’). Net loss excluding this one-off charge would have been TRY 313.6 million.

EBITDA

EBITDA was negative TRY 638.1 million in Q3 2022 compared to negative TRY 1,245.3 million in Q3 2021, corresponding to negative 5.8% EBITDA as a percentage of GMV in Q3 2022. This corresponded to a 4.6pp improvement in EBITDA as a percentage of GMV in Q3 2022 compared to the same period last year. This improvement was driven by 4.5pp rise in gross contribution margin, 3.8pp decline in advertising expenses and 0.7pp decline in shipping and packaging expenses items as a percentage of GMV partially offset by 1.0pp rise in payroll and outsource staff expenses as a percentage of GMV and 3.1pp increase in other operating expenses as a percentage of GMV.

13

Our EBITDA margin improved by 0.4pp in Q3 2022 to negative 5.8% from negative 6.2% in Q2 2022. This improvement was driven by 3.4pp improvement in gross contribution margin, 0.3pp decline in advertising expenses as a percentage of GMV, against 0.2pp rise in shipping and packaging expense items as a percentage of GMV, 0.4pp rise in payroll and outsource staff expenses and 2.7pp rise in other operating expenses as a percentage of GMV.

Excluding the one-off impact of the litigation provision relating to the settlement in the amount of TRY 257.9 million, EBITDA as a percentage of GMV would have been negative 3.5% in Q3 2022.

Capital Expenditures

Capex was TRY 210.5 million in Q3 2022 compared to TRY 104.5 million in the same period in 2021. Around 61% of total capex consists of the costs of employees who are employed for the development of website and mobile platforms for both core and strategic assets and whose costs are capitalized. (Q3 2021: Around 67%). Remaining capex mainly consisted of purchase of property and equipment and software and rights.

Net Working Capital

Net working capital decreased to negative TRY 2,941.1 million as of September 30, 2022 from negative TRY 3,770.9 million as of December 31, 2021. TRY 829.8 million decrease in negative net working capital was mainly driven by a TRY 1,454.2 million decrease in trade payables and payables to merchants, a TRY 496.3 million decrease in inventories, a TRY 250.8 million increase in other current assets and a TRY 191.1 million increase in provisions. The decrease in trade payables and payables to merchants was mainly due to decline in inventory procurement volume, decline in payables related to advertising services as well as slower growth of payable balance against inflation. The increase in other current assets is mainly due to an increase in deferred VAT balance. The increase in provisions is mainly due to the provision relating to the Settlement amounting to TRY 257.9 million.

Cash Flow from Operating Activities

Our net cash provided by operating activities for Q3 2022 comprises of TRY 571.5 million net loss (Q3 2021: net loss of TRY 1,511.2 million), positive TRY 629.4 million change in net working capital (Q3 2021: negative TRY 80.4 million) and TRY 483.6 million change in other (comprising of non-cash items such as provisions and depreciation expenses as well as non-operating items such as financial income and expenses) (Q3 2021: TRY 405.8 million). Net cash provided by operating activities increased by TRY 1,727.4 million to positive TRY 541.6 million in Q3 2022 as compared to Q3 2021.

The TRY 1,727.4 million increase in our net cash provided by operating activities is mainly a result of TRY 939.8 million improvement in net loss for the period, supported with TRY 512.0 million decrease in change in trade payables and payables to merchants, and TRY 749.5 million increase in change in inventories.

14

Free Cash Flow

Our free cash flow was positive TRY 331.1 million in Q3 2022 (negative TRY 1,290.3 million in Q3 2021). This increase was mainly driven by the increase in cash flow provided by operating activities, which is a combined result of better working capital management and significant improvement in EBITDA performance.

Total Cash and Financial Investments

Total cash and cash equivalents as of September 30, 2022 decreased to TRY 3,473.9 million from TRY 5,811.6 million as of December 31, 2021 (historically reported as TRY 3,813.5 million). The decrease in total cash and cash equivalents is mainly due to i) decline in negative net working capital by TRY 829.8 million and ii) lower than inflation in USD/TRY appreciation (USD/TRY appreciation around 43% while the inflation is around 52% compared to December 31, 2021).

Total financial investments as of September 30, 2022 amounted to TRY 866.1 million. Our financial investments consist of a financial asset measured at fair value through profit or loss and through other comprehensive income and includes U.S. dollar and Turkish Lira based mutual funds and Eurobonds that have mainly invested in sovereign and public sector debt instruments.

We held around 73% of our total cash, cash equivalents and financial investments in U.S. dollar as of September 30, 2022.

Bank Borrowings

Our short-term bank borrowings are utilized to facilitate supplier and merchant financing facilities as well as for our short-term liquidity if and when required in the ordinary course of our operations. As a result of the increase in our cash and cash equivalents following the IPO proceeds, our short-term borrowings decreased to TRY 50.9 million as of September 30, 2022, from TRY 294.4 million as of December 31, 2021. As of September 30, 2022, supplier and merchant financing loans corresponded to TRY 0.8 million of the short-term bank borrowings compared to TRY 140.5 million as of December 31, 2021.

All of our bank borrowings are denominated in Turkish Lira. As of September 30, 2022, the average annual effective interest rate for bank borrowings was 21.3% compared to 23.2% as of December 31, 2021.

15

Conference Call Details

The Company’s management will host an analyst and investor conference call and live webcast to discuss its unaudited financial results today, Tuesday, December 6, 2022 at 16.00 Istanbul time / 13.00 London / 8.00 a.m. New York time.

The live webcast can be accessed via https://87399.themediaframe.eu/links/hepsiburada221206.html

Telephone Participation Dial in Details:

•	Türkiye:	+ 90 212 900 3719
•	UK & International:	+ 44 (0) 203 059 5872
•	USA:	+ 1 516 447 5632

Participants may choose any of the above numbers to participate should they wish to ask questions.

The Company’s results presentation will be available at the Hepsiburada Investor Relations website https://investors.hepsiburada.com on December 6, 2022.

Replay

Following the call, a replay will be available on the Hepsiburada Investor Relations website https://investors.hepsiburada.com

16

D-MARKET Electronic Services & Trading

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2022 unless otherwise indicated. Unaudited.)

	30 September 2022 (unaudited)	31 December 2021 (unaudited1)
ASSETS
Current assets:
Cash and cash equivalents	3,473,910	5,811,606
Restricted cash	75,799	60,956
Financial investments	866,123	1,764,835
Trade receivables	281,129	342,423
Due from related parties	938	3,329
Loan receivables	6,606	-
Inventories	2,172,054	2,668,362
Contract assets	11,505	11,203
Other current assets	541,548	305,571

Total current assets	7,429,612	10,968,285

Non-current assets:
Property and equipment	306,158	207,760
Intangible assets	663,829	372,610
Right of use assets	404,110	399,988
Loan receivables	6,634	-
Other non-current assets	81,979	465,954

Total non-current assets	1,462,710	1,446,312

Total assets	8,892,322	12,414,597

LIABILITIES AND EQUITY
Current liabilities:
Bank borrowings	50,926	294,406
Lease liabilities	155,475	166,585
Wallet deposits	79,048	62,367
Trade payables and payables to merchants	4,736,354	6,190,587
Due to related parties	17,845	13,787
Provisions	392,882	201,807
Employee benefit obligations	97,385	107,788
Contract liabilities and merchant advances	434,123	334,116
Other current liabilities	273,083	252,305

Total current liabilities	6,237,121	7,623,748

Non-current assets:
Bank borrowings	13,875	-
Lease liabilities	111,313	155,353
Employee benefit obligations	10,033	8,073
Due to related parties	1,064	-
Other non-current liabilities	145,141	167,760

Total non-current liabilities	281,426	331,186

Equity:
Share capital	280,762	280,762
Other capital reserves	265,195	158,051
Share premiums	8,154,596	8,154,596
Accumulated deficit	(6,326,778)	(4,133,746)

Total equity	2,373,775	4,459,663

Total equity and liabilities	8,892,322	12,414,597

1: Consolidated balance sheet as at December 31, 2021 has not yet been audited for the implementation of IAS 29.

17

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2022 unless otherwise indicated. Unaudited.)

	Nine Months Ended		Three Months Ended
	30 Sep 2022	30 Sep 2021	30 Sep 2022	30 Sep 2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	9,772,845	9,278,650	3,281,176	3,070,780

Operating expenses
Cost of inventory sold	(7,944,525)	(7,115,921)	(2,365,805)	(2,604,645)
Shipping and packaging expenses	(1,020,336)	(1,226,073)	(336,890)	(447,574)
Payroll and outsource staff expenses	(1,129,304)	(1,030,005)	(415,749)	(329,299)
Advertising expenses	(1,161,602)	(1,598,913)	(366,038)	(850,039)
Technology expenses	(124,666)	(79,241)	(44,722)	(24,615)
Depreciation and amortization	(310,020)	(248,735)	(99,078)	(93,509)
Other operating expenses	(612,734)	(240,969)	(405,093)	(89,905)
Other operating income	51,102	86,519	15,038	29,972

Operating loss	(2,479,240)	(2,174,688)	(737,161)	(1,338,834)

Financial income	1,584,026	354,755	450,750	165,812
Financial expenses	(1,151,406)	(930,137)	(305,150)	(325,262)
Monetary (losses)/gains	(136,973)	328,926	20,107	(12,960)

Loss before income taxes	(2,183,593)	(2,421,144)	(571,454)	(1,511,244)

Taxation on income	-	-	-	-

Loss for the period	(2,183,593)	(2,421,144)	(571,454)	(1,511,244)

Basic and diluted loss per share	(6.70)	(7.43)	(1.75)	(4.64)

Other comprehensive loss:
Items that will not be reclassified to profit or loss in subsequent period:
Actuarial losses arising on remeasurement of post-employment benefits	(14,091)	(12,357)	(9,260)	(6,359)

Items that will be reclassified to profit or loss in subsequent period:
Changes in the fair value of debt instruments at fair value through other comprehensive income	(2,649)	-	37,688	-

Total comprehensive loss for the period	(2,200,333)	(2,433,501)	(543,026)	(1,517,603)

18

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2022 unless otherwise indicated. Unaudited.)

	1 January – 30 September 2022	1 January – 30 September 2021
	(unaudited)	(unaudited)
Loss before income taxes	(2,183,593)	(2,421,144)
Adjustments to reconcile loss before income taxes to cash flows from operating activities:	2,204,262	1,256,758
Interest and commission expenses	679,749	717,453
Depreciation and amortization	310,020	248,735
Interest income on time deposits	(103,218)	(49,149)
Interest income on credit sales	(72,577)	(48,521)
Provision for unused vacation liability	14,181	14,606
Provision for personnel bonus	79,046	-
Provision for legal cases	4,169	2,025
Provision for doubtful receivables	14,136	(1,254)
Provision for impairment of trade goods, net	(2,064)	9,922
Provision for post-employment benefits	2,521	2,492
Provision for share based payment	107,144	373,393
Adjustment for impairment loss of financial investments	46,397	-
Provision for Settlement of Legal Proceedings	257,874	-
Non cash charges	(1,093)	-
Net foreign exchange differences	(1,157,162)	(137,280)
Change in provisions due to inflation	(112,550)	(27,959)
Monetary effect on non-operating activities	2,137,689	152,295
Changes in net working capital
Change in trade payables and payables to merchants	(1,454,883)	1,246,502
Change in inventories	498,372	(85,481)
Change in trade receivables	77,973	(212,379)
Change in contract liabilities and merchant advances	100,007	195,775
Change in contract assets	(302)	103,035
Change in other liabilities	(76,998)	261,061
Change in other assets and receivables	121,066	(266,734)
Change in due from related parties	2,391	4,603
Change in due to related parties	(13,491)	2,540
Post-employment benefits paid	(4,222)	(5,756)
Payments for concluded litigation	(1,195)	(1,076)
Payments for personnel bonus	(69,400)	(27,212)
Payments for unused vacation liabilities	(1,786)	(2,588)
Net cash (used in)/provided by operating activities	(801,799)	47,904
Investing activities:
Purchases of property and equipment and intangible assets	(567,394)	(259,268)
Proceeds from sale of property and equipment	296	1,581
Purchase of financial investments	(1,458,726)	-
Proceeds from sale of financial investment	2,151,179	-
Payment for acquired businesses, net of cash acquired	(4,267)	-
Net cash provided by/(used in) investing activities	121,088	(257,687)
Financing activities:
Proceeds from borrowings	893,860	2,029,005
Repayment of borrowings	(1,063,284)	(2,459,076)
Interest and commission paid	(624,864)	(744,499)
Lease payments	(133,199)	(171,258)
Interest received on time deposits	99,211	46,594
Interest received on credit sales	72,577	48,521
Proceed from share capital and share premiums increase	-	7,712,379
Net cash (used in)/provided by financing activities	(755,699)	6,461,666
Net (decrease)/increase in cash and cash equivalents	(1,436,410)	6,251,883
Cash and cash equivalents at 1 January	5,810,289	1,228,289
Inflation effect on cash and cash equivalents	(1,628,426)	(212,418)
Effects of exchange rate changes on cash and cash equivalents	723,371	137,280
Cash and cash equivalents at 30 September	3,468,824	7,405,034

19

Presentation of Financial and Other Information

Use of Non-IFRS Financial Measures

Certain parts of this press release contain non-IFRS financial measures which are unaudited supplementary measures and are not required by, or presented in accordance with, IFRS or any other generally accepted accounting principles. Such measures are EBITDA, Free Cash Flow and Net Working Capital. We define:

•	EBITDA as profit or loss for the period plus taxation on income less financial income plus financial expenses, plus depreciation and amortization;

•	Free Cash Flow as net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment and

•	Net Working Capital as current assets (excluding cash, cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities).

You should not consider them as: (a) an alternative to operating profit or net profit as determined in accordance with IFRS or other generally accepted accounting principles, or as measures of operating performance; (b) an alternative to cash flows from operating, investing or financing activities, as determined in accordance with IFRS or other generally accepted accounting principles, or as a measure of our ability to meet liquidity needs; or (c) an alternative to any other measures of performance under IFRS or other generally accepted accounting principles.

These measures are used by our management to monitor the underlying performance of the business and our operations. However, not all companies calculate these measures in an identical manner and, therefore, our presentation may not be comparable with similar measures used by other companies. As a result, prospective investors should not place undue reliance on this data.

This section includes for a reconciliation of certain of these non-IFRS measures to the closest IFRS measure set forth in the consolidated financial statements.

EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and non-operating expense/(income). Accordingly, we believe that EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Management uses EBITDA:

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of non-cash and non-operating items;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections; and

•	to evaluate the performance and effectiveness of our strategic initiatives.

20

EBITDA has limitations as a financial measure, including that other companies may calculate EBITDA differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of EBITDA to net loss for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2022.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Net loss for the period	(571.5)	(1,511.2)	(2,183.6)	(2,421.1)
Taxation on income	-	-	-	-
Financial income	450.8	165.8	1,584.0	354.8
Financial expenses	(305.2)	(325.3)	(1,151.4)	(930.1)
Depreciation and amortization	(99.1)	(93.5)	(310.0)	(248.7)
Monetary gains / (losses)	20.1	(12.9)	(137.0)	328.9
EBITDA	(638.1)	(1,245.3)	(2,169.2)	(1,926.0)

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Free Cash Flow in this press release because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provides additional perspective on whether we have sufficient cash after funding our operations and capital expenditures. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash used in operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS financial measures, including that other companies may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash used in operating activities, capital expenditures and our other IFRS results.

21

The following table shows the reconciliation of Free Cash Flow to net cash provided by / used in operating activities for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2022.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Net cash provided by / (used in) operating activities	541.6	(1,185.8)	(801.8)	47.9
Capital expenditures	(210.6)	(104.5)	(567.4)	(259.3)
Proceeds from the sale of property and equipment	0.1	-	0.3	1.6
Free Cash Flow	331.1	(1,290.3)	(1,368.9)	(209.8)

Net Working Capital is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. Starting from Q4 2021, we have revised the definition of Net Working Capital to include the “financial investments” balance on our balance sheet as at December 31, 2021.  As we believe financial investments are cash-like item by nature, we deducted from current assets along with cash and cash equivalents.

We have included Net Working Capital in this press release because it is used to measure the short-term liquidity of a business, and can also be used to obtain a general impression of the ability of company management to utilize assets in an efficient manner. Net Working Capital is critical since it is used to keep our business operating smoothly and meet all our financial obligations in the short-term. Accordingly, we believe that Net Working Capital provides useful information to investors in understanding and evaluating how we manage our short-term liabilities.

The following table shows the reconciliation of Net Working Capital to current assets and current liabilities as of the dates indicated:

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2022.

	As of September 30, 2022	As of December 31, 2021
Current assets	7,429.6	10,968.3
Cash and cash equivalents	(3,473.9)	(5,811.6)
Financial investments	(866.1)	(1,764.8)
Current liabilities	(6,237.1)	(7,623.7)
Bank borrowings, current	50.9	294.4
Lease liabilities, current	155.5	166.6
Net Working Capital	(2,941.1)	(3,770.8)

22

BREAKDOWN OF THE COMPARATIVE FIGURES RESTATED BY INFLATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 30 September 2022. Unaudited.)

	Restatement Method	Unaudited Unadjusted 30 Sep 2022	IAS 29 Adjustment	Unaudited Adjusted 30 Sep 2022	Audited Unadjusted 31 Dec 2021	IAS 29 Adjustment	Unaudited Adjusted 31 Dec 2021
ASSETS
Current assets:
Cash and cash equivalents	1	3,473,910	-	3,473,910	3,813,469	1,998,137	5,811,606
Restricted cash	1	75,799	-	75,799	39,998	20,958	60,956
Financial investments	1	866,123	-	866,123	1,158,052	606,783	1,764,835
Trade receivables	1	281,129	-	281,129	224,691	117,732	342,423
Due from related parties	1	938	-	938	2,184	1,145	3,329
Loan receivables	1	6,606	-	6,606	-	-	-
Inventories	2	2,083,019	89,035	2,172,054	1,639,480	1,028,882	2,668,362
Contract assets	1	11,505	-	11,505	7,351	3,852	11,203
Other current assets	3	525,611	15,937	541,548	199,787	105,784	305,571
Total current assets		7,324,640	104,972	7,429,612	7,085,012	3,883,273	10,968,285
Non-current assets:
Property and equipment	2	203,877	102,281	306,158	90,540	117,220	207,760
Intangible assets	2	449,789	214,040	663,829	202,798	169,812	372,610
Right of use assets	2	273,026	131,084	404,110	205,755	194,233	399,988
Loan receivables	1	6,634	-	6,634	-	-	-
Other non-current assets	3	78,400	3,579	81,979	297,258	168,696	465,954
Total non-current assets		1,011,726	450,984	1,462,710	796,351	649,961	1,446,312
Total assets		8,336,366	555,956	8,892,322	7,881,363	4,533,234	12,414,597
LIABILITIES AND EQUITY
Current liabilities:
Bank borrowings	1	50,926	-	50,926	193,184	101,222	294,406
Lease liabilities	1	155,475	-	155,475	109,310	57,275	166,585
Wallet deposits	1	79,048	-	79,048	40,924	21,443	62,367
Trade payables and payables to merchants	1	4,736,354	-	4,736,354	4,062,149	2,128,438	6,190,587
Due to related parties	1	17,845	-	17,845	9,047	4,740	13,787
Provisions	1	392,882	-	392,882	132,422	69,385	201,807
Employee benefit obligations	1	97,385	-	97,385	70,729	37,059	107,788
Contract liabilities and merchant advances	1	434,123	-	434,123	219,241	114,875	334,116
Other current liabilities	3	262,231	10,852	273,083	163,544	88,761	252,305
Total current liabilities		6,226,269	10,852	6,237,121	5,000,550	2,623,198	7,623,748
Non-current liabilities:
Bank borrowings	1	13,875	-	13,875	-	-	-
Lease liabilities	1	111,313	-	111,313	101,940	53,413	155,353
Employee benefit obligations	1	10,033	-	10,033	5,297	2,776	8,073
Due to related parties	1	1,064	-	1,064	-	-	-
Other non-current liabilities	2	83,212	61,929	145,141	97,400	70,360	167,760
Total non-current liabilities		219,497	61,929	281,426	204,637	126,549	331,186
Equity:
Share capital	4	65,200	215,562	280,762	65,200	215,562	280,762
Other capital reserves	4	179,239	85,956	265,195	85,270	72,781	158,051
Share premiums	4	4,260,737	3,893,859	8,154,596	4,260,737	3,893,859	8,154,596
Restricted reserves	4	1,586	(1,586)	-	1,586	(1,586)	-
Accumulated deficit	5	(2,616,162)	(3,710,616)	(6,326,778)	(1,736,617)	(2,397,129)	(4,133,746)
Total equity		1,890,600	483,175	2,373,775	2,676,176	1,783,487	4,459,663
Total equity and liabilities		8,336,366	555,956	8,892,322	7,881,363	4,533,234	12,414,597

23

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 30 September 2022. Unaudited.)

		Three Months Ended
	Restatement Method	Unaudited Unadjusted 30 Sep 2022	IAS 29 Adjustment	Unaudited Adjusted 30 Sep 2022	Unaudited Unadjusted 30 Sep 2021	IAS 29 Adjustment	Unaudited Adjusted 30 Sep 2021
Sale of goods (1P)	6	2,389,792	53,696	2,443,488	1,432,499	1,205,188	2,637,687
Marketplace revenue (3P)	6	396,862	9,280	406,142	30,001	39,021	69,022
Delivery service revenue	6	344,982	7,897	352,879	173,288	148,365	321,653
Other	6	74,346	4,321	78,667	22,548	19,869	42,417
Revenues		3,205,982	75,194	3,281,176	1,658,336	1,412,444	3,070,780

Operating expenses
Cost of inventory sold	7	(2,151,049)	(214,756)	(2,365,805)	(1,378,262)	(1,226,383)	(2,604,645)
Shipping and packaging expenses	6	(329,439)	(7,451)	(336,890)	(239,344)	(208,230)	(447,574)
Payroll and outsource staff expenses	6	(404,708)	(11,041)	(415,749)	(196,258)	(133,041)	(329,299)
Advertising expenses	6	(350,223)	(15,815)	(366,038)	(461,347)	(388,692)	(850,039)
Technology expenses	9	(38,961)	(5,761)	(44,722)	(13,220)	(11,395)	(24,615)
Depreciation and amortization	8	(86,532)	(12,546)	(99,078)	(37,263)	(56,246)	(93,509)
Other operating expenses	9	(393,935)	(11,158)	(405,093)	(45,532)	(44,373)	(89,905)
Other operating income	9	11,680	3,358	15,038	16,219	13,753	29,972
Operating loss		(537,185)	(199,976)	(737,161)	(696,671)	(642,163)	(1,338,834)

Financial income	6	420,802	29,948	450,750	94,049	71,763	165,812
Financial expenses	6	(299,367)	(5,783)	(305,150)	(175,784)	(149,478)	(325,262)
Monetary (losses)/gains	10	-	20,107	20,107	-	(12,960)	(12,960)
Loss before income taxes		(415,750)	(155,704)	(571,454)	(778,406)	(732,838)	(1,511,244)

Taxation on income	-	-	-	-	-	-	-
Loss for the period		(415,750)	(155,704)	(571,454)	(778,406)	(732,838)	(1,511,244)

24

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 30 September 2022. Unaudited.)

		Nine Months Ended
	Restatement Method	Unaudited Unadjusted 30 Sep 2022	IAS 29 Adjustment	Unaudited Adjusted 30 Sep 2022	Unaudited Unadjusted 30 Sep 2021	IAS 29 Adjustment	Unaudited Adjusted 30 Sep 2021
Sale of goods (1P)	6	6,726,314	943,377	7,669,691	3,853,228	3,583,262	7,436,490
Marketplace revenue (3P)	6	932,543	116,023	1,048,566	382,163	369,526	751,689
Delivery service revenue	6	793,100	102,140	895,240	519,545	486,589	1,006,135
Other	6	143,538	15,810	159,348	43,936	40,400	84,337
Revenues		8,595,495	1,177,350	9,772,845	4,798,872	4,479,778	9,278,650

Operating expenses
Cost of inventory sold	7	(6,086,856)	(1,857,669)	(7,944,525)	(3,611,529)	(3,504,392)	(7,115,921)
Shipping and packaging expenses	6	(892,342)	(127,994)	(1,020,336)	(635,253)	(590,820)	(1,226,073)
Payroll and outsource staff expenses	6	(987,860)	(141,444)	(1,129,304)	(545,945)	(484,060)	(1,030,005)
Advertising expenses	6	(1,008,064)	(153,538)	(1,161,602)	(843,497)	(755,416)	(1,598,913)
Technology expenses	6, 9	(101,060)	(23,606)	(124,666)	(40,568)	(38,673)	(79,241)
Depreciation and amortization	8	(200,563)	(109,457)	(310,020)	(96,079)	(152,656)	(248,735)
Other operating expenses	6, 9	(556,987)	(55,747)	(612,734)	(119,329)	(121,640)	(240,969)
Other operating income	6, 9	37,998	13,104	51,102	45,635	40,884	86,519
Operating loss		(1,200,239)	(1,279,001)	(2,479,240)	(1,047,693)	(1,126,995)	(2,174,688)

Financial income	6	1,334,310	249,716	1,584,026	189,528	165,227	354,755
Financial expenses	6	(1,005,062)	(146,344)	(1,151,406)	(481,628)	(448,509)	(930,137)
Monetary (losses)/gains	10	-	(136,973)	(136,973)	-	328,926	328,926
Loss before income taxes		(870,991)	(1,312,602)	(2,183,593)	(1,339,793)	(1,081,351)	(2,421,144)

Taxation on income	-	-	-	-	-	-	-
Loss for the period		(870,991)	(1,312,602)	(2,183,593)	(1,339,793)	(1,081,351)	(2,421,144)

25

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 30 September 2022. Unaudited.)

	Unaudited Unadjusted 1 Jan - 30 Sep 2022	IAS 29 Adjustment	Unaudited Adjusted 1Jan - 30 Sep 2022	Unaudited Unadjusted 1 Jan - 30 Sep 2021	IAS 29 Adjustment	Unaudited Adjusted 1 Jan - 30 Sep 2021
Loss before income taxes	(870,991)	(1,312,602)	(2,183,593)	(1,339,792)	(1,081,352)	(2,421,144)
Adjustments to reconcile loss before income taxes to cash flows from operating activities	128,915	2,075,347	2,204,262	576,316	680,442	1,256,758
Interest and commission expenses	609,246	70,503	679,749	406,288	311,165	717,453
Depreciation and amortization	200,563	109,457	310,020	96,079	152,656	248,735
Interest income on time deposits	(93,871)	(9,347)	(103,218)	(25,640)	(23,509)	(49,149)
Interest income on credit sales	(65,011)	(7,566)	(72,577)	(24,933)	(23,588)	(48,521)
Provision for unused vacation liability	12,345	1,836	14,181	7,530	7,076	14,606
Provision for personnel bonus	68,742	10,304	79,046	-	-	-
Provision for legal cases	3,626	543	4,169	1,044	981	2,025
Provision for doubtful receivables	12,293	1,843	14,136	2,916	(4,170)	(1,254)
Provision for impairment of trade goods, net	8,308	(10,372)	(2,064)	(1,419)	11,341	9,922
Provision for post-employment benefits	2,215	306	2,521	1,285	1,207	2,492
Provision for share-based payment	93,969	13,175	107,144	190,812	182,581	373,393
Adjustment for impairment loss of financial investments	35,505	10,892	46,397	-	-	-
Provision for Settlement of Legal Proceedings	257,874	-	257,874	-	-	-
Non-cash charges	(881)	(212)	(1,093)	-	-	-
Net foreign exchange differences	(1,016,008)	(141,154)	(1,157,162)	(77,646)	(59,634)	(137,280)
Change in provisions due to inflation	-	(112,550)	(112,550)	-	(27,959)	(27,959)
Monetary effect on non-operating activities	-	2,137,689	2,137,689	-	152,295	152,295
Changes in net working capital
Change in trade payables and payables to merchants	673,680	(2,128,563)	(1,454,883)	943,561	302,941	1,246,502
Change in inventories	(451,847)	950,219	498,372	(151,454)	65,973	(85,481)
Change in trade receivables	(49,257)	127,230	77,973	(144,673)	(67,706)	(212,379)
Change in contract liabilities and merchant advances	214,882	(114,875)	100,007	126,375	69,400	195,775
Change in contract assets	(4,154)	3,852	(302)	48,894	54,141	103,035
Change in other liabilities	130,201	(207,199)	(76,998)	155,444	105,617	261,061
Change in other assets and receivables	(155,083)	276,149	121,066	(159,270)	(107,464)	(266,734)
Change in due from related parties	1,246	1,145	2,391	2,065	2,538	4,603
Change in due to related parties	(5,137)	(8,354)	(13,491)	1,897	643	2,540
Post-employment benefits paid	(3,672)	(550)	(4,222)	(2,967)	(2,789)	(5,756)
Payments for concluded litigation	(1,040)	(155)	(1,195)	(555)	(521)	(1,076)
Payments for personnel bonus	(53,028)	(16,372)	(69,400)	(13,464)	(13,748)	(27,212)
Payments for unused vacation liabilities	(1,563)	(223)	(1,786)	(1,333)	(1,255)	(2,588)
Collections of doubtful receivables	-	-	-	3,563	(3,563)	-
Net cash (used in) / provided by operating activities	(446,848)	(354,951)	(801,799)	44,607	3,297	47,904
Investing activities:
Purchases of property and equipment and intangible assets	(493,392)	(74,002)	(567,394)	(138,037)	(121,231)	(259,268)
Proceeds from sale of property and equipment	143	153	296	1,088	493	1,581
Purchase of financial investments	(1,331,152)	(127,574)	(1,458,726)	-	-	-
Proceeds from sale of financial investment	1,962,379	188,800	2,151,179	-	-	-
Payment for acquired businesses, net of cash acquired	(3,439)	(828)	(4,267)	-	-	-
Net cash provided by / (used in) investing activities	134,539	(13,451)	121,088	(136,949)	(120,738)	(257,687)
Financing activities:
Proceeds from borrowings	777,342	116,518	893,860	1,045,945	983,060	2,029,005
Repayment of borrowings	(924,681)	(138,603)	(1,063,284)	(1,267,644)	(1,191,432)	(2,459,076)
Interest and commission paid	(561,516)	(63,348)	(624,864)	(385,604)	(358,895)	(744,499)
Lease payments	(115,836)	(17,363)	(133,199)	(73,338)	(97,920)	(171,258)
Interest received on time deposits	89,442	9,769	99,211	24,200	22,394	46,594
Interest received on credit sales	65,011	7,566	72,577	24,933	23,588	48,521
Proceed from share capital and share premiums increase	-	-	-	4,090,405	3,621,974	7,712,379
Net cash (used in) / provided by financing activities	(670,238)	(85,461)	(755,699)	3,458,897	3,002,769	6,461,666
Net (decrease) / increase in cash and cash equivalents	(982,547)	(453,863)	(1,436,410)	3,366,555	2,885,328	6,251,883
Cash and cash equivalents at 1 January	3,812,605	1,997,684	5,810,289	592,281	636,008	1,228,289
Inflation effect on cash and cash equivalents	-	(1,628,426)	(1,628,426)	-	(212,418)	(212,418)
Effects of exchange rate changes on cash and cash equivalents	638,766	84,605	723,371	77,650	59,630	137,280
Cash and cash equivalents at 30 September	3,468,824	-	3,468,824	4,036,486	3,368,548	7,405,034

26

Restatement Methods for Consolidated Balance Sheet

(1) Monetary items do not need to be restated, because they represent money held, to be received or to be paid. Monetary items are therefore already expressed in current purchasing power at the reporting date.

(2) Non-monetary assets and liabilities are restated in terms of the measuring unit current at the end of the reporting period. We used the increase in the general price index from the transaction date when they were first recognized to the end of the reporting period.

(3) Other current assets and other current liabilities consist of monetary and non-monetary items.

(4) The components of shareholders’ equity, excluding retained earnings, are restated by applying a general price index from the dates on which the items were contributed or otherwise arose.

(5) Retained earnings are restated for the balancing figure derived from the other amounts in the restated opening balance sheet.

Restatement Methods for Consolidated Statements of Loss

(6) All items except cost of inventory sold, depreciation and amortization expenses and monetary gains or losses in the consolidated statement of comprehensive loss for the current year are restated by applying the change in the general price index from the dates when the items of income and expense were originally recorded.

(7) Cost of inventory sold is restated by using restated inventories balance.

(8) Depreciation and amortization expenses is restated by using restated property and equipment, intangible assets and right of use assets balances.

(9) Technology expenses, other operating expenses and income includes prepaid expenses and deferred income which are considered as non-monetary items and restated by using restated balances of those items.

(10) The monetary gains or losses is calculated as the difference between the historical cost amounts and the result from the restatement of non-monetary items, shareholders’ equity, items in the consolidated statement of comprehensive loss. The monetary gain or loss is reported as a separate item in the restated consolidated statement of comprehensive loss.

Restatement Methods for Statements of Consolidated of Cash Flows

All items in the consolidated statements of cash flows are expressed in a measuring unit current at the balance sheet date; they are therefore restated by applying the relevant conversion factors from the date on which the transaction originated.

Net income before tax is adjusted for the monetary gain or loss for the period.

The monetary loss on cash and cash equivalents is presented separately.

27

Inflation effect on non-operating activities is presented separately. It is calculated as the difference between the restated openings and closing balances of cash and cash equivalents, borrowings and financial investments.

Inflation effect on operating activities is presented separately. It is calculated as the difference between the restated openings and closing balances of provisions and considered as a reconciling item in the cash flow statement, as this is a non-cash item not shown as a change in working capital.

Certain Definitions

We provide a number of key operating performance indicators used by our management and often used by competitors in our industry. We define certain terms used in this press release as follows:

•	GMV as gross merchandise value which refers to the total value of orders/products sold through our platform over a given period of time (including value added tax (“VAT”) without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	Marketplace GMV as total value of orders/products sold through our Marketplace over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	Share of Marketplace GMV as the portion of GMV sold through our Marketplace represented as a percentage of our total GMV;

•	Gross Contribution as revenues less cost of inventory sold. Gross Contribution is an indicator of our operational profitability as it reflects direct costs of products sold to our buyers;

•	Gross Contribution margin as Gross Contribution represented as a percentage of GMV;

•	Number of orders as the number of orders we received through our platform including returns and cancellations;

•	Frequency as the average number of orders per Active Customer over a 12-month period preceding the relevant date;

•	Active Merchant as merchants who sold at least one item within the 12-month period preceding the relevant date, including returns and cancellations;

•	Active Customer are users (both unregistered users and members) who purchased an item within the 12-month period preceding the relevant date, including returns and cancellations.

DISCLAIMER: Due to rounding, numbers presented throughout this press release may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

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About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting approximately 50 million members with over 145 million SKUs in over 30 categories on its hybrid operating model where direct sales on 1P (retail) and over 94,000 merchants on 3P (marketplace) provide goods and services.

With its vision of leading digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last mile delivery and fulfilment services; advertising; grocery delivery; and payment services, delivered through Hepsipay, Hepsiburada’s payment companion and BNPL solutions provider. HepsiGlobal offers selection from international merchants via its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the ‘Technology Empowerment for Women Entrepreneurs’ programme in 2017, which has supported approximately 38,000 female entrepreneurs throughout Türkiye reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

hepsiburada@brunswickgroup.com

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Forward Looking Statements

This press release, the conference call webcast, presentation and related communications include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in these communications, including but not limited to statements regarding (a) Company’s future results of operations and financial position; (b) our expectations regarding current and future GMV and EBITDA; (c) potential disruptions to our operations and supply chain that may result from (i) epidemics or natural disasters, including the duration, scope and impact on our operations in general and the pace of recovery from the COVID-19 pandemic (ii) global supply challenges; (iii) the ongoing conflict in Ukraine; (iv) changes in the competitive landscape in the industry in which the Company operates (v) rising inflationary environment and/or (vi) currency devaluation; (d) anticipated launch of new initiatives, businesses or any other strategic projects; (e) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (f) our ability to respond to the ever-changing competitive landscape in the industry in which we operate; (g) our liquidity, substantial indebtedness, and ability to obtain additional financing; (h) our strategic goals and plans, including our relationships with existing customers, suppliers, merchants and partners, and our ability to achieve and maintain them; (i) outcomes resulting from the pending litigation; (j) expectations regarding our future performance based on our ability to attract more customers to our platform in a cost effective manner, to increase frequency of our customers on our platform, to add more merchants to our platform, to expanding our selection of products and services, to scale our new strategic assets and leverage logistics and technology as business enablers; and (k) regulatory changes in the e-commerce law. These forward-looking statements can be identified by terminology such as “may”, “could”, “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets”, “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as our outlook and guidance, strategic and operational plans, contain forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward looking statements, see our 2021 annual report filed with the SEC on Form 20-F (File No.001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by the Company from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and the Company and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-IFRS Financial Measures

This press release includes certain non-IFRS financial measures, including but not limited to, EBITDA, Free Cash Flow and Net Working Capital. These financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to profit/loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of certain of these non-IFRS measures to the most directly comparable IFRS measure.

Statement Regarding Unaudited Financial Information

This press release includes quarterly financial information for the three months ended September 30, 2022 and 2021 and nine months information for the year 2022 and 2021. The quarterly information has not been audited or reviewed by the Company’s auditors. The unaudited consolidated financial statements include the accounts of the Company and its subsidiaries. All periods presented have been accounted for in conformity with International Financial Reporting Standards (“IFRS”) and pursuant to the regulations of the SEC.

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